Exhibit 12

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 FOR THE YEAR ENDED DECEMBER 31
                  (In millions, except ratios)

                                             1993      1992     1991       1990      1989

Earnings:
 Income before taxes on income and
 before extraordinary loss and
 accounting changes                        $191.1    $298.6   $411.5   $1,057.4  $2,197.1
 Minority interests' share of earnings
  of majority-owned subsidiaries
  without fixed charges                      (5.9)     (5.7)    (7.7)       -         -
 Less equity (earnings) losses               13.0      12.2      5.2        3.0     (30.8)
 Fixed charges added to net income          110.1     133.5    193.1      217.8     211.5
 Proportionate share of income (loss)
  of 50% owned persons                      (11.5)    (11.2)     (.5)      (7.4)     25.6
 Distributed income of less than 50%
  owned persons                                 -         -      4.6          -       2.1
 Amortization of capitalized interest:
  Consolidated                               20.6      20.0     19.6       18.5      17.0
  Proportionate share of 50%
   owned persons                               .8       1.0       .4         .9        .5

     Total earnings                        $318.2    $448.4   $626.2   $1,290.2  $2,423.0

Fixed charges:
 Interest expense:
  Consolidated                             $ 87.8    $105.4   $153.2   $  184.7  $  178.3
  Proportionate share of 50%
   owned persons                              5.5       7.0     17.8        9.7      15.1
                                             93.3     112.4    171.0      194.4     193.4

 Amount representative of the interest
  factor in rent:
  Consolidated                               16.4      20.7     21.3       23.1      17.7
  Proportionate share of 50%
   owned persons                               .4        .4       .8         .3        .4
                                             16.8      21.1     22.1       23.4      18.1

 Fixed charges added to net income          110.1     133.5    193.1      217.8     211.5

 Interest capitalized:
  Consolidated                                3.5      11.1     12.7       20.5      18.5
  Proportionate share of 50%
   owned persons                                -         -        -          -         -
                                              3.5      11.1     12.7       20.5      18.5

  Preferred stock dividend requirements
   of majority-owned subsidiaries            29.6      62.4     69.0       65.1      64.1

     Total fixed charges                   $143.2    $207.0   $274.8   $  303.4  $  294.1

Ratio                                        2.22      2.17     2.28       4.25      8.24
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